UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 000-23450
                                                                      ---------


                           NOTIFICATION OF LATE FILING

Check One: [ ] Form 10-K  [ ] Form 20-F  [ ]Form 11-K  [X] Form 10-Q
           [ ] Form N-SAR

      For Period Ended: March 31, 2003
                        -------------------------------
               Transition Report on Form 10-K
               Transition Report on Form 20-F
               Transition Report on Form 11-K
               Transition Report on Form 10-Q
               Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       ----------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1 - REGISTRANT INFORMATION

Full Name of Registrant

Capitol Communities Corporation
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Former Name if Applicable

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900 North Federal Highway
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |   (a)     The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated  without  unreasonable  effort or
      |           expense;
      |
      |   (b)     The subject  annual  report,  semi-annual  report,  transition
      |           report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
      |           thereof, will be filed on or before the
[X]   |           fifteenth  calendar day following the  prescribed due date; or
      |           the  subject  quarterly  report or  transition  report on Form
      |           10-Q, or portion  thereof will be filed on or before the fifth
      |           calendar day following the prescribed due date; and
      |
      |  (c)      The  accountant's  statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is in the process of  consolidating  its  financial  accounting



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department  to its new  principal  place  of  business  located  in Boca  Raton,
Florida. Due to the consolidation, it would be an undue burden and hardship to file its Report on Form 10-QSB by May 15, 2003. The Company intends to file its Quarterly Report on Form 10-QSB by no later than May 19, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Ashley Bloom                               (561)           417-7115
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     (Name)                                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a loss of approximately $1,000,000 for the six months ended March 31, 2003, compared to a net income of $2,249,078 for the six months ended March 31, 2002. The loss is primarily the result of the dissolution of an interest the Company held in a limited liability company.


                         Capitol Communities Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 14, 2003                    By /s/ Michael G. Todd
       ----------------                   --------------------
                                              Michael G. Todd, President and
                                              Chief Executive Officer